UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

B COMMUNICATIONS LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.1 per share

(Title of Class of Securities)

M15629104

(CUSIP Number)

T.N.R. Investments Ltd.
Neupharm Building, 6 Hashiloach St.
Petach-Tikva 4951439, Israel
Attention: Ari Lazarus, General Counsel
+972.3.937.3783

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M15629104	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
T.N.R. Investments Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,248,905

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,248,905

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,248,905

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒ *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* T.N.R Real Estate Ltd., an affiliate company of T.N.R. Investments Ltd. holds an additional 2,546,320 shares of Bezeq the Israeli Telecommunication Corp. Ltd., a company partially held by B Communications Ltd.

CUSIP No. M15629104	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
David Fuhrer I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,248,905

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,248,905

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,248,905

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒ *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* T.N.R Real Estate Ltd., an affiliate company of T.N.R. Investments Ltd. holds an additional 2,546,320 shares of Bezeq the Israeli Telecommunication Corp. Ltd., a company partially held by B Communications Ltd.

CUSIP No. M15629104	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
Michal Fuhrer I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,248,905

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,248,905

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,248,905

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒ *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* T.N.R Real Estate Ltd., an affiliate company of T.N.R. Investments Ltd. holds an additional 2,546,320 shares of Bezeq the Israeli Telecommunication Corp. Ltd., a company partially held by B Communications Ltd.

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Ordinary Shares, par value NIS 0.1 per share (the “Ordinary Shares”), of B Communications Ltd. (the “Issuer”), an Israeli company whose principal executive offices are at 2 Dov Fridman St., Ramat Gan, 5250301, Israel.

Item 2.  Identity and Background.

This Schedule 13D is being filed by each of T.N.R. Investments Ltd. (“TNR”), Mr. David Fuhrer, and Mrs. Michal Fuhrer (collectively, the “Reporting Persons”).

TNR is a privately held company incorporated under the laws of the State of Israel. The principal business of TNR is holding interests in various companies. The address of its principal office is 6 Hashiloach, Petach-Tikva, 4951439, Israel.

Mr. David Fuhrer and his wife Mrs. Michal Fuhrer, both citizens of the State of Israel, own the shares of TNR in equal parts. Mr. Ran Fuhrer, David’s and Michal’s son, serves as a member of the board of directors of the Issuer. Mr. and Mrs. Fuhrer’s address is 6 Hashiloach, Petach-Tikva, 4951439, Israel.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

TNR paid an aggregate consideration of NIS 78,709,085, the source of which is available cash.

Item 4.  Purpose of Transaction.

Purchase Agreement

Pursuant to the Purchase Agreement, dated as of June 24, 2019 (the “Purchase Agreement”), by and among the Issuer, Internet Gold – Golden Lines Ltd. (the “Seller”), TNR and Searchlight BZQ (together with TNR, the “Purchasers”), on December 2, 2019, the Purchasers acquired 16,220,973 Ordinary Shares from the Seller, and 53,773,065 newly issued Ordinary Shares from the Issuer, for an aggregate purchase price of NIS 412,988,019.29.

Page 5 of 9 Pages

Voting and Governance Agreement

In connection with the completion of the transactions contemplated by the Purchase Agreement, on December 2, 2019, the Purchasers entered into a Governance and Voting Agreement (the “Voting Agreement”) pursuant to which the Purchasers have agreed to vote or cause to be voted, in person or proxy, all Ordinary Shares beneficially owned by each of them (i) in favor of the election to the Board of two directors nominated by TNR (the “TNR Nominees”) and (ii) in favor of the election to the Board of three directors nominated by Searchlight BZQ (the “Searchlight BZQ Nominees”).  The initial TNR Nominees are Ran Fuhrer and Shlomo Zohar, and the initial Searchlight BZQ Nominees are Darren Glatt, Phil Bacal and Stephen Joseph.

Searchlight BZQ has also agreed that, for so long as an “Israeli partner” in the controlling stake of Bezeq, a subsidiary of the Issuer, is mandated by Applicable Law (as defined in the Voting Agreement), it shall grant a proxy to TNR to vote such number of Ordinary Shares held by it prior to each general shareholders meeting of the Issuer to the extent necessary to allow TNR to be able to vote at such general shareholders meeting a number of Ordinary Shares equal to the greater of (i) TNR’s beneficial ownership percentage, and (ii) nineteen percent (19%).

The Voting Agreement also provides that, under certain circumstances and subject to Applicable Law, Searchlight BZQ, solely in its capacity as a shareholder of the Issuer and not in any other capacity whatsoever, shall refrain for voting in favor of certain Restricted Matters (as defined in the Voting Agreement) without TNR’s prior consent.

The Voting Agreement terminates upon (i) the date on which Searchlight and TNR shall have agreed in writing to terminate the agreement, and (ii) the date on which none of TNR and Searchlight own any Ordinary Shares of the Issuer. In addition, the arrangements set forth above with respect to the election of directors to the Board, shall terminate upon the later of such date on which (i) Searchlight holds less than fifty percent of the total ownership of the Issuer, and (ii) certain covenants under the Communication Order – 1997 (as defined in the Voting Agreement) are no longer mandated.

The Purchasers are also subject to transfer restrictions in respect of the Ordinary Shares owned thereby under that certain control permit issued to the Purchasers and certain of their respective affiliates by the Israeli Ministry of Communication on November 11, 2019 (the “Control Permit”).

Interim Sponsor Agreement

The Purchasers are also parties to an Interim Sponsor Agreement (the “ISA”), pursuant to which, among other things, TNR has the right to participate pro rata in any sale of Ordinary Shares by Searchlight BZQ, other than (i) a syndication to Searchlight BZQ’s or its affiliates’ current or potential co-investors; or (ii) transfers to Searchlight BZQ’s permitted transferees.  Pursuant to the ISA, if Searchlight BZQ determines to sell or otherwise dispose of at least a majority of the Ordinary Shares held by the Purchasers to a non-affiliated third party, Searchlight BZQ has the right to compel TNR to (i) vote its Ordinary Shares in favor of such transaction, to the extent so required, and (ii) participate in the transaction, on a pro rata basis, at the same price and on the same terms and conditions as are agreed upon by Searchlight BZQ.  The ISA also requires each of Searchlight and TNR, under certain circumstances and conditions, to provide the other the right to participate in subsequent secondary acquisitions from third-parties of securities of the Issuer or its subsidiary, Bezeq - The Israeli Telecommunication Corp Ltd.

Page 6 of 9 Pages

The foregoing descriptions of the Purchase Agreement, Voting Agreement, the ISA, and the Control Permit do not purport to be complete, and are, except for the ISA, qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits to the Schedule 13D and are incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis.  Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Purchase Agreement and the Voting Agreement, and subject to applicable laws and permits, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.  In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.  There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and shareholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.  Interest in Securities of the Issuer.

(a) – (b)

As a result of the transactions contemplated by the Purchase Agreement, TNR is the owner of record of 13,248,905 Ordinary Shares of the Issuer, which constitute approximately 11.39% of the issued and outstanding Ordinary Shares of the Issuer as of the date of this Schedule 13D, and based on 116,316,563 Ordinary Shares outstanding following the completion of the transactions contemplated by the Purchase Agreement.

TNR is an Israeli private company, which shares are held by Mr. David Fuhrer and Mrs. Michal Fuhrer in equal parts. Mr. and Mrs. Fuhrer directly control the investment and voting decisions of TNR. Accordingly, each of Mr. and Mrs. Fuhrer, and TNR, may be deemed to share beneficial ownership of the Ordinary Shares held of record by TNR. Each of Mr. and Mrs. Fuhrer disclaims beneficial ownership over the Ordinary Shares held of record by TNR.

Page 7 of 9 Pages

In addition, T.N.R Real Estate Ltd., an affiliate of TNR holds an additional 2,546,320 shares of Bezeq the Israeli Telecommunication Corp. Ltd., a company partially held by the Issuer.

(c)          Except as described in Item 4, during the past 60 days none of the Reporting Persons has effected any transactions in the Ordinary Shares.

(d)          None.

(e)          Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Purchase Agreement, Voting Agreement, the ISA and the Control Permit, and is incorporated herein by reference.  A copy of each of the Purchase Agreement and Voting Agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.  An English translation of the Hebrew original Control Permit is also attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.          Materials to be Filed as Exhibits

Exhibit Number	Description
1	Stock Purchase Agreement, dated as of June 24, 2019, by and among Internet Gold—Golden Lines Ltd., B Communications Ltd., Searchlight II BZQ, L.P., and T.N.R. Investments Ltd.
2	Governance and Voting Agreement, dated as of December 2, 2019, by and between Searchlight II BZQ, L.P. and T.N.R. Investments Ltd.
3
English translation of the Hebrew original Control Permit, dated November 11, 2019, issued to the Purchasers by the Israeli Ministry of Communication (it should be noted that the Hebrew original Control Permit is the controlling document in all respects).

Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

T.N.R. Investments Ltd.

/s/ David Fuhrer

/s/ Michal Fuhrer Michal Fuhrer

/s/ David Fuhrer David Fuhrer

Page 9 of 9 Pages